SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                    ------------------------------------

                                SCHEDULE TO/A
                               (Rule 14d-100)
          Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934
                              (Amendment No. 1)
                    ------------------------------------


                             Fedders Corporation
                     (Name of Subject Company (Issuer))


                             Fedders Corporation
                      (Name of Filing Person (Offeror))


                                Common Stock
                      (Titles of Classes of Securities)


                                  313135501
                  (CUSIP Numbers of Classes of Securities)


                           Robert N. Edwards, Esq.
                     Vice President and General Counsel
                             Fedders Corporation
                            505 Martinsville Road
                        Liberty Corner, NJ 07938-0813
                               (908) 604-8686
          (Name, address and telephone number of person authorized
    to receive notices and communications on behalf of the filing person)


                                  Copy to:
                             Mark C. Smith, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              Four Times Square
                          New York, New York 10036
                               (212) 735-3000


                          Calculation of Filing Fee

        Transaction valuation*                Amount of filing fee+**
             $37,650,000                             $3,463.80

____________________

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of 2,100,000 shares of Fedders Corporation ("Fedders") Series A Cumulative Preferred Stock, par value $0.01 per share, ("Series A Cumulative Preferred Stock") for 15,000,000 shares of Fedders Common Stock, par value $0.01 per share ("Common Stock"). The amount is estimated based upon the (a) average of the high and the low price per share of Fedders Common Stock on October 22, 2002, as reported on the New York Stock Exchange, multiplied by (b) 15,000,000, representing the maximum number of shares of Fedders Common Stock to be exchanged.

+     Calculated as .0092 of the Transaction Valuation.

**    This amount has previously been paid.


|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:  ______________    Filing Party:______________
      Form or Registration No.:______________    Date Filed:________________

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|         third-party tender offer subject to Rule 14d-1.
      |X|         issuer tender offer subject to Rule 13e-4.
      |_|         going-private transaction subject to Rule 13e-3.
      |_|         amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

         Fedders Corporation, a Delaware corporation ("Fedders"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 29, 2002 (the "Schedule TO") with respect to Fedders' offer to exchange (the"Exchange Offer") 2,100,000 shares of Fedders Series A Cumulative Preferred Stock (the "Series A Cumulative Preferred Stock") for currently outstanding shares of Fedders Common Stock (the "Common Stock"), at the exchange rate of 0.14 shares of Series A Cumulative Preferred Stock for each share of Common Stock tendered. Subject to the terms and conditions of the Exchange Offer set forth in the Offering Circular dated October 29, 2002 (the "Offering Circular"), Fedders will issue up to 2,100,000 shares of Series A Cumulative Preferred Stock in exchange for up to 15,000,000 shares of the Common Stock to the extent such shares are properly tendered and not withdrawn prior to the expiration of the Exchange Offer. This Schedule TO, as amended hereby, is intended to satisfy the requirements of rule 13e-4(c)(3) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Exchange Offer.

         Capitalized terms used and not defined herein have the meaning given to them in the Offering Circular and Schedule TO.

Introductory Paragraph

         The introductory paragraph to the Schedule TO is hereby amended and supplemented by amending and restating the fourth sentence of such paragraph to read as follows:

         "Fedders reserves the right to extend or terminate the Exchange Offer if the conditions set forth in section "The Exchange Offer - Conditions to the Exchange Offer - Other Conditions" are not satisfied and to otherwise amend the Exchange Offer in any respect."

Item 1.  Summary Term Sheet

(1) Item 1 of the Schedule TO is hereby amended by deleting the fifth sentence in subsection in the Offering Circular titled "What are the conditions of the Exchange Offer?" of the section titled "Summary Term Sheet".

(2) Item 1 of the Schedule TO is hereby amended and supplemented by adding a fourth sentence in the subsection in the Offering Circular titled "Can the Exchange Offer be extended or amended and under what circumstances?" of the section titled "Summary Term Sheet"to read as follows:

         "In addition, we expressly reserve the right to amend the Exchange Offer, and not to accept any shares of Common Stock if any of the conditions described in the section of this Offering Circular titled "The Exchange Offer - Conditions to the Exchange Offer" are not satisfied."

(3) Item 1 of the Schedule TO is hereby amended and supplemented by amending and restating the first sentence in the subsection in the Offering Circular titled "When will I receive the shares of Series A Cumulative Preferred Stock in exchange for my shares of Common Stock?" of the section titled "Summary Term Sheet" to read as follows:

         "Subject to the satisfaction or waiver of all conditions to the Exchange Offer, and assuming we have not previously elected to amend or terminate the Exchange Offer, we will accept for exchange your shares of Common Stock that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer at 5:00 p.m., New York City time, on November 27, 2002."

Item 4.  Terms of the Transaction.

         Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the following sections:

(1) Item 4 of the Schedule TO is hereby amended and supplemented by amending and deleting in its entirety the fifth sentence of the first paragraph of page i of the Offering Circular.

(2) Item 4 of the Schedule TO is hereby amended by deleting the fifth sentence in subsection in the Offering Circular titled "What are the conditions of the Exchange Offer?" of the section titled "Summary Term Sheet".

(3) Item 4 of the Schedule TO is hereby amended and supplemented by adding a fourth sentence in the subsection in the Offering Circular titled "Can the Exchange Offer be extended or amended and under what circumstances?" of the section titled "Summary Term Sheet"to read as follows:

         "In addition, we expressly reserve the right to amend the Exchange Offer, and not to accept any shares of Common Stock if any of the conditions described in the section of this Offering Circular titled "The Exchange Offer - Conditions to the Exchange Offer" are not satisfied."

(4) Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first sentence in the subsection in the Offering Circular titled "When will I receive the shares of Series A Cumulative Preferred Stock in exchange for my shares of Common Stock?" of the section titled "Summary Term Sheet" to read as follows:

         "Subject to the satisfaction or waiver of all conditions to the Exchange Offer, and assuming we have not previously elected to amend or terminate the Exchange Offer, we will accept for exchange your shares of Common Stock that are properly tendered and not withdrawn prior to the expiration of the Exchange Offer at 5:00 p.m., New York City time, on November 27, 2002."

(5) Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the second sentence of the first paragraph of the subsection in the Offering Circular titled "Terms of the Exchange Offer; Period for Tendering Common Stock" of the section titled "The Exchange Offer"to read as follows:

         "Assuming we have not previously elected to terminate the Exchange Offer because any of the conditions listed below are not satisfied, we will accept for exchange up to 15,000,000 shares of Common Stock which are properly tendered prior to the expiration of the Exchange Offer and not withdrawn as permitted below."

(6) Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the section in the Offering Circular titled "The Exchange Offer - Conditions of the Exchange Offer - - Other Conditions" in its entirety to read as follows:

                  "Notwithstanding any other provision of the Exchange Offer, we are not required to accept any shares of Common Stock for exchange or to issue any shares of Series A Cumulative Preferred Stock in exchange for shares of Common Stock, and we may terminate or amend the Exchange Offer if, at any time before the acceptance of shares of Common Stock for exchange or the exchange of shares of Series A Cumulative Preferred Stock for shares of Common Stock, any of the following events occurs:

         o the Exchange Offer is determined to violate any applicable law or any applicable interpretation of the staff of the SEC;

         o the New York Stock Exchange has not approved for listing the shares of Series A Cumulative Preferred Stock to be issued in the Exchange Offer; or

         o any change or changes occur or are threatened to occur in our business, condition (financial or other), assets, income, operations, prospects or stock ownership, which, in our reasonable judgment, are or may be materially adverse to us.

                           These conditions are for our benefit only and we
                  may assert them regardless of the circumstances giving rise to any condition. We may also waive, to the extent permitted by applicable law, any condition, in whole or in part, at any time in our sole and absolute discretion. Our failure at any time to exercise any of the foregoing rights will not constitute a waiver of that right and each right is an ongoing right that we may assert at any time."

(7) Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first sentence of the first paragraph of subsection in the Offering Circular titled "Acceptance of Common Stock for Exchange; Delivery of Series A Cumulative Preferred Stock" of the section titled "The Exchange Offer" to read as follows:

         "Upon satisfaction or waiver of all of the conditions to the Exchange Offer, and assuming we have not previously elected to terminate the Exchange Offer if the conditions set forth in section titled "The Exchange Offer - Conditions to the Exchange Offer" of this Offering Circular are not satisfied, we will accept, promptly after the expiration of the Exchange Offer, shares of Common Stock up to a number which shall not exceed, with respect to the Exchange Offer, the maximum number of shares we are offering to exchange in the Exchange Offer."

(8) Item 4 of the Schedule TO is hereby amended and supplemented by amending and restating the first paragraph of the section titled "Forward Looking Statements" in the Offering Circular to read as follows:

         "The Offering Circular includes forward-looking statements with the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. However, the safe harbor provided in the Private Securities Litigation Reform Act of 1995, by its terms, does not apply to statements made in connection with this offer. These forward-looking statements are identified by terms and phrases such as "anticipate," "believe," "intend," "estimate," "expect," "continue," "should," "could," "may," "plan," "project," "predict," "will" and similar expressions and include references to assumptions and relate to our future prospects, developments and business strategies."

Item 12.  Exhibits.

         (a)(1)(A)         Offering Circular dated October 29, 2002.(1)
         (a)(1)(B)         Letter of Transmittal.(1)
         (a)(1)(C)         Notice of Guaranteed Delivery.(1)
         (a)(1)(D)         Letter to Broker-Dealers.(1)
         (a)(1)(E)         Letter to Clients.(1)
         (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)
         (a)(5)(A)         Press release dated October 3, 2002.(1)
         (a)(5)(B) Letter to Stockholders of the Company from Sal Giordano, Jr., Chairman of the Board and Chief Executive Officer, dated October 29, 2002.(1)
         (a)(5)(C)         Letter to Stockholders of the Company from Kent
                           E. Hansen, Corporate Secretary, dated November 13, 2002.(2)
         (b)               Not applicable.
         (d)(1) Certificate of Designation, Preferences, Rights and Limitations of Series A Cumulative Preferred Stock.(1)
         (d)(2)            Option Plans.(1)
         (g)               Not applicable.
         (h)               Not applicable.

--------------------------

1     Previously filed.

2 Filed with the Securities and Exchange Commission on November 13, 2002 and incorporated herein by reference.


                                  SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: November 13, 2002                By: /s/ Robert N. Edwards
                                          ----------------------------------
                                          Robert N. Edwards, Esq.
                                          Vice President and General Counsel